EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

THOMAS W. HORTON ELECTED TO EXPRESSJET BOARD

HOUSTON, August 12, 2005 - ExpressJet Holdings (NYSE: XJT) today announced the election of Thomas W. Horton to fill the vacancy on the Board of Directors resulting from the resignation of Thomas E. Schick. Mr. Horton was elected by the remaining members of the company's board.

Mr. Horton is the Vice Chairman and Chief Financial Officer of AT&T Corp. where he is responsible for finance, as well as planning and strategy. Prior to joining AT&T in 2002, Mr. Horton was Senior Vice President and Chief Financial Officer of AMR Corporation, the parent company of American Airlines.

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc., which operates a fleet of 259 Embraer regional jets as Continental Express, and ExpressJet Services, LLC, which provides third-party maintenance services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

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